CHINA LINEN TEXTILE INDUSTRY, LTD.
RESTRICTED STOCK AWARD AGREEMENT

THIS AGREEMENT made as of August 30, 2010, by and between China Linen Textile Industry, Ltd., an exempted company incorporated in the Cayman Islands (the “Company”), and Stephen Monticelli (the “Awardee”).

WITNESSETH:

WHEREAS, the Company entered into an Independent Director Agreement with the Awardee, entered into as of August 30, 2010 (the “Independent Director Agreement”), which Independent Director Agreement provides for the award to the Awardee of one hundred thousand (100,000) ordinary shares of the Company (the “Ordinary Shares”), which shares shall be subject to certain transfer restrictions, vesting requirements and forfeiture provisions (“Restricted Shares”) on the terms and conditions set forth in this Agreement,

WHEREAS, certificates representing 66,667 of the Restricted Shares shall be placed in escrow with Loeb and Loeb LLP as escrow agent, which shares shall be released pursuant to the terms of this Agreement;

NOW, THEREFORE, in consideration of the premises contained herein, the Company and the Awardee hereby agree as follows:

1.	Award of Restricted Shares.

The Company hereby awards to the Awardee one hundred thousand (100,000) Restricted Shares, certificated in the amounts of 33,333, 33,333 and 33,334 shares.  Certificates representing 66,667 unvested Restricted Shares shall be deposited with Loeb & Loeb LLP, as escrow agent (“Escrow Agent”), pursuant to an escrow agreement by and among the Company, the Awardee and the Escrow Agent, dated as of August 30, 2010.  All such Restricted Shares shall be subject to the transfer restrictions, vesting requirements and forfeiture provisions contained in Sections 3, 4 and 5, such transfer restrictions, vesting requirements and forfeiture provisions to become effective immediately upon execution of this Agreement by the parties hereto.

2.	Stock Certificate.

The Awardee hereby acknowledges that stock certificates for the Restricted Shares are hereby awarded to the Awardee hereunder, bearing the following legend:

“The transferability of this certificate and the shares of stock represented hereby are subject to the terms and conditions (including forfeiture) of an Agreement entered into between the registered owner and China Linen Textile Industry, Ltd. dated as of August 30, 2010.  Copies of such Agreement are on file in the offices of the Secretary, China Linen Textile Industry, Ltd., Chengdong Street, Lanxi County, Heilongjiang Province, PRC.”

3.	Vesting.

The Restricted Shares shall vest, no longer be subject to the transfer restrictions of Section 5 and become transferable pursuant to the terms of this Agreement pursuant to the following schedule:

Date	Number of Restricted Shares Becoming Vested

August 30, 2010	33,333

August 30, 2012	33,333

August 30, 2013	33,334

To the extent that any of the above vesting requirements have not been satisfied as of the date of the Awardee’s termination, as set forth in Section 4, the Restricted Shares subject thereto shall thereupon be immediately forfeited by the Awardee.

4.	Termination of Director Status.

Upon the termination of the Awardee’s membership on the board of directors of the Company (the “Board”) for any reason, any Restricted Shares which as of the date of such termination have not vested pursuant to Section 3 shall thereupon immediately be forfeited by the Awardee.

5.	Restriction on Transferability.

The Restricted Shares shall not be transferable unless and until (and solely to the extent) the Awardee satisfies the vesting requirements contained in Section 3.

6.	Voting and Dividend Rights.

The Awardee shall have the voting and dividend rights of a stockholder of Ordinary Shares with respect to the Restricted Shares; provided, however, that dividends paid in Ordinary Shares shall be deposited with the Escrow Agent, together with a stock power endorsed in blank or other appropriate instrument of transfer and shall be subject to the same transfer restrictions, vesting requirements and forfeiture provisions as the Restricted Shares.

7.	Regulation by the Board.

This Agreement and the Restricted Shares shall be subject to the administrative procedures and rules as the Board shall adopt.  All decisions of the Board upon any question arising under this Agreement shall be conclusive and binding upon the Awardee.

8.	Amendment.

The Company may amend this Agreement at any time and from time to time; provided, however, that no amendment of this Agreement that would impair the Awardee's rights or entitlements with respect to the Restricted Shares shall be effective without the prior written consent of the Awardee.

9.	Effective Date of Award.

The award of each Restricted Share under this Agreement shall be effective as of the date first written above.

10.	Governing Law.

This Agreement shall be construed in accordance with and subject to the laws of the State of New York, without regard to principles of conflicts of law.

11.	Awardee Acknowledgment.

By executing this Agreement, the Awardee hereby acknowledges that he has received and read this Agreement and that he agrees to be bound by all of the terms of this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Restricted Stock Award Agreement as of the date first written above.

CHINA LINEN TEXTILE INDUSTRY, LTD.

By:	/s/ Gao Ren	8/30/2010
Date
Its:	Chairman and CEO

STEPHEN MONTICELLI

/s/ Stephen Monticelli		8/30/2010
Date